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                                     [LOGO]

                                                               December 17, 1998

Dear Stockholder:

    I am pleased to inform you that on December 11, 1998, Cellular Communications International, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Kensington Acquisition Sub, Inc. (the "Purchaser"), which was formed in connection with the Merger Agreement and is owned 50% by Olivetti S.p.A. and 50% by Mannesmann AG. Pursuant to the Merger Agreement, the Purchaser today commenced a tender offer (the "Offer") to purchase all outstanding shares of the Company's common stock, including the associated preferred stock purchase rights issued pursuant to a rights agreement dated November 8, 1990 (together, the "Shares"), for $65.75 per share in cash, without interest, subject to the terms and conditions in the Offer to Purchase and the related Letter of Transmittal that are included in the Purchaser's offering materials. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") of the Purchaser with and into the Company, and all Shares not purchased in the Offer (other than Shares held by the Purchaser and its affiliates, by dissenting stockholders or by the Company) will be converted into the right to receive $65.75 per share in cash in the Merger.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND HAS DETERMINED THAT THE TERMS OF EACH ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, including, among other things, the opinion of Wasserstein Perella & Co., Inc., the Company's financial advisor, that, as of the date of such opinion, the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such stockholders.

    Attached is a copy of the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission. The Schedule 14D-9 describes the reasons for your Board of Directors' recommendation and contains other important information relating to the Offer. Also enclosed is the Offer to Purchase, dated December 17, 1998, of the Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions on how to tender your shares. We urge you to read Schedule 14D-9 and the enclosed materials carefully.

                                          Sincerely,

                                          /s/ William B. Ginsberg

                                          Wiliam B. Ginsberg
                                          PRESIDENT, CHAIRMAN AND CHIEF
                                          EXECUTIVE OFFICER